United States securities and exchange commission logo





                              December 14, 2020

       Bahija Jallal, Ph.D.
       Chief Executive Officer and Director
       Immunocore Ltd
       92 Park Drive
       Milton Park
       Abingdon, Oxfordshire OX14 4RY
       United Kingdom

                                                        Re: Immunocore Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
19, 2020
                                                            CIK No. 0001671927

       Dear Dr. Jallal:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       PROSPECTUS SUMMARY
       Our Pipeline, page 2

   1. Please revise your product pipeline table here and in the Business section as follows:
                                                            Please replace the
term "Pivotal" with "Phase 3". If "Pivotal" is intended to mean something other
than Phase 3, please provide further explanation.
                                                            Include separate
columns for Phase 1 and Phase 2 trials or tell us the basis for your belief that you
will be able to conduct Phase 1/2 trials for all your product candidates.
 Bahija Jallal, Ph.D.
Immunocore Ltd
December 14, 2020
Page 2
                We note that your Phase 3 clinical trial for Tebentafusp is ongoing. Please revise the
              "Upcoming Milestone" column for Tebentafusp to reflect the fact that you must either
              (i) complete the Phase 3 clinical trial or (ii) complete event-driven interim analyses, prior to submitting a BLA.
2. We note the inclusion of Autoimmune Program in your pipeline table on pages 2. Given the status of development and the limited disclosure on pages 145 regarding this program, it seems premature to highlight this program prominently in your Summary pipeline table.
         Accordingly, please revise to remove this program from the Summary table or advise.
Implications of Being an Emerging Growth Company, page 5

3. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 11
Risks Related to Our Financial Position, page 11

4.       We note in the first risk factor your disclosure that "Our net losses
were   93.5 million,
           118.3 million,   61.7 million and   42.6 million for the years ended
December 31, 2019
         and 2018 and the six months ended June 30, 2019 and 2020, respectively." Please revise accordingly, as these amounts refer to your operating losses instead of net losses. Also, please ensure the amounts agree to the Statements of Operations for the respective periods.
ADSs holders may not be entitled to a jury trial..., page 74

5. Please update your disclosure to clarify whether the jury trial waiver provision in the deposit agreement would apply if the ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions. Please also update your disclosure on page 221 to address both of these questions. Use of Proceeds, page 91

6. We note your disclosure that you intend to use portions of the proceeds of this offering to
       (i) advance clinical development of IMC-C103C, (ii) advance the clinical development of
       IMC-F106C and (iii) advance the clinical development of IMC-I109V. Please specify what amounts will be allocated to each of your programs and specify how far in the development of each of your projects you expect to reach with the proceeds of the
FirstName LastNameBahija Jallal, Ph.D.
       offering. If any material amounts of other funds are necessary to accomplish the specified
Comapany    NameImmunocore
       purposes,                Ltd and sources of other funds needed for each
specified purpose
                  state the amounts
       and 14,
December    the 2020
                sources.
                     PageRefer
                            2 to Item 3.C.1 of Form 20-F.
FirstName LastName
 Bahija Jallal, Ph.D.
FirstName  LastNameBahija  Jallal, Ph.D.
Immunocore     Ltd
Comapany14,
December    NameImmunocore
                2020         Ltd
December
Page 3     14, 2020 Page 3
FirstName LastName
7. We note your statement that you expect that you will require additional funding to complete the clinical development of any of your current or future product candidates.
         Earlier in Use of Proceeds, you indicate that you anticipate that the proceeds will be sufficient for you to complete your Phase 3 clinical trial of tenbentafusp as well as preparations for a commercial launch. Please revise your disclosure to reconcile these two statements or explain to us how they are consistent.
Management's Discussion and Analysis
Results of Operations
Research and Development Expenses, page 105

8. For each of your significant key product candidates, please provide a breakdown of research and development expenses for each period presented. To the extent the information is not known, please consider providing an alternative breakdown that would assist a user in evaluating your research and development expense. Business
Our Next-Generation ImmTAX Immunotherapy Platform, page 123

9. We note your statement that you believe your "clinically validated" ImmTAX platform will allow you to create "first-in-class" therapies. We further note that your lead product candidate is still in a Phase 3 trial. Please remove the assertion that your ImmTAX platform has been "clinically validated". Please also remove the term "first-in-class" and any other disclosure that states or implies that your product candidates will be the first or most effective approved treatments for the indications discussed in the prospectus.
Our Proprietary ImmTAX Development Engine, page 127

10. Please provide us with the basis for your statement that you have developed a "field leading in vitro toxicity platform". Alternatively, please revise this statement to be more specific concerning the nature of the platform.
Advantages of our ImmTAC Platform vs. Other Cancer Immunotherapies, page 129

11. Please revise your disclosure in this section to clarify that none of your product candidates has been approved as of yet and that there is no guarantee that your product candidates will prove to be safe and efficacious for the treatment of your target indications.

         Please also update your graphic on page 130 to clarify if the data presented in the graphic were observed in a comparison assay or study or whether they are theoretical.
Tebentafusp: Our Most Advanced Oncology Therapeutic Candidate, page 133

12. We note your statement that your clinical development of tebentafusp has demonstrated a number of "promising" results. Please revise to avoid characterizing the results of your clinical trials and development as "promising" as this may create an inference that your
 Bahija Jallal, Ph.D.
Immunocore Ltd
December 14, 2020
Page 4
         product is more likely to be found safe and effective, which is a determination solely in the authority of regulatory agencies such as the FDA.
13. Please revise your disclosure to provide a brief summary of the RECIST rules and criteria.
Phase 1/2 Clinical Trial, page 135

14. We note your comparison of the Phase 1/2 clinical trial results to the meta-analysis by
         Rantala et al., including your statement on page 133 that the patients in your trial had a
         62% survival rate as compared to a historical rate of 37%. As you have not conducted head-to-head clinical trials, please tell us why you believe it is appropriate to include these comparisons. Include in your response whether you expect to be able to rely on this data to support an application for marketing approval from the FDA or comparable regulatory body for commercialization of tebentafusp.

         Please also update your discussion of the Phase 2 portion of your clinical trial of tebentafusp to clarify whether the trial achieved its primary endpoint.
15. We note your reference on page 137 to adverse events Grade 3. Please revise to disclose the definition of an adverse event Grade 3 or greater. To the extent a serious adverse event has occurred, please clearly disclose the event and the number of affected patients.
Additional ImmTAC Clinical Programs, page 138

16. With respect to your clinical programs described on pages 138 - 143, please disclose, as applicable, the number of patients (e.g., number of patients enrolled and treated and the criteria for participation in the study); duration of treatment, dosage information; and the specific endpoints established by the trial protocol.
Intellectual Property, page 148

17. Please revise to disclose for each material patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, the expiration dates, and applicable jurisdictions. Genentech Collaboration, page 151

18. Please revise to clarify when the royalty term is expected to expire. GSK Collaboration, page 153

19. We note that you are entitled to royalties from GSK based on net sale from mid-single-
       digit percentage and a low double-digit. Please revise your description of the royalty rates
FirstName LastNameBahija Jallal, Ph.D.
       to provide a range that does not exceed ten percent (e.g., between twenty and thirty
Comapany    NameImmunocore
       percent).                Ltd when the patent underlying the royalty term
is expected to
                 Please also clarify
       expire.
December   14, 2020 Page 4
FirstName LastName
 Bahija Jallal, Ph.D.
FirstName  LastNameBahija  Jallal, Ph.D.
Immunocore     Ltd
Comapany14,
December    NameImmunocore
                2020         Ltd
December
Page 5     14, 2020 Page 5
FirstName LastName
Lilly Collaboration, page 154

20. Please clarify when the patent underlying the royalty term is expected to expire.
Consolidated Notes to the Financial Statements
1. Accounting policies
Revenue recognition, page F-9

21. With respect to each collaboration agreement, please clarify your statement on pages 114 and F-9 that performance obligations are deemed satisfied when the collaborator is contractually entitled to exercise an option to obtain either exclusive rights or benefit from co-exclusive rights to the intellectual property license and whether recognition is over time or at a point in time consistent with IFRS paragraphs 31-38.
22. You state on page F-11 that reimbursements are recognized net of costs where the Group does not control the goods or services prior to transferring the goods or services to the collaboration partner. Please clarify your accounting policy for reimbursements when the
         Group controls the goods or services and tell us the basis for your policy for reimbursements.
3. Revenue & segmental reporting, page F-17

23. We note the collaboration agreements as described on pages 151-155. For each of the agreements with Genentech, GSK and Eli Lilly, please revise herein and in the corresponding June 30, 2020 footnote as applicable to clearly disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows pursuant to IFRS 15 paragraphs 110-
         128. For example, disclose the transaction price allocated to the remaining performance obligations that are unsatisfied as of December 31, 2019 and June 30, 2020, the performance period or term of agreement and if revenue is recognized over time or at a point in time. Quantify both current and non-current deferred income by collaboration agreement for each period presented.
Exhibits

24. Please file the loan and security agreement with Oxford Finance Luxembourg S.A.R.L.
         and the assignment and exclusive license agreement with Adaptimmune Limited as exhibits to your registration statement or explain to us why they are not required to be filed.
 Bahija Jallal, Ph.D.
FirstName  LastNameBahija  Jallal, Ph.D.
Immunocore     Ltd
Comapany14,
December    NameImmunocore
                2020         Ltd
December
Page 6     14, 2020 Page 6
FirstName LastName
       You may contact Jenn Do at 202-551-3743 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Courtney T. Thorne, Esq.